SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Ares Senior Credit Strategies Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):  2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067

Telephone Number (including area code):  (310) 201-4200

Name and address of agent for service of process:  Kevin A. Frankel, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 21st day of March, 2011.

ARES SENIOR CREDIT STRATEGIES FUND, INC.

		By:	/s/ Americo Cascella
Name: Americo Cascella
Title: Chief Executive Officer and President

Attest:	/s/ Dan Nguyen
Name: Dan Nguyen
Title: Chief Financial Officer, Treasurer and Secretary